SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

FORM 6-K

REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF THE
SECURITIES EXCHANGE ACT OF 1934

FOR December 19, 2003

(Commission File No. 1-31317)

Companhia de Saneamento Básico do Estado de São Paulo - SABESP
(Exact name of registrant as specified in its charter)

Basic Sanitation Company of the State of Sao Paulo - SABESP
(Translation of Registrant's name into English)

Rua Costa Carvalho, 300
São Paulo, S.P., 05429-900
Federative Republic of Brazil
(Address of Regristrant's principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F ______
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1)__.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7)__.

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ______ No ___X___

If "Yes" is marked, indicated below the file number assigned to the registrant in connection with Rule 12g3-2(b):

COMPANHIA DE SANEAMENTO BÁSICO DO ESTADO DE SÃO PAULO – SABESP

A PUBLICLY HELD COMPANY
Corporate Taxpayer’s ID (CNPJ) # 43,776,517/0001-80

RELEVANT NOTICE

As per the dispositions of CVM Instruction # 358, as of January 3, 2002, COMPANHIA DE SANEAMENTO BÁSICO DO ESTADO DE SÃO PAULO –SABESP, hereby announces that its Board of Directors, in a meeting held on December 09, 2003, approved the assets purchase proposal involving the transfer of water and sewage services of the Municipality of São Bernardo do Campo to Sabesp, for the amount estimated in the Economic-Financial Valuation Report, including the liquidation of the water wholesale supply accumulated debt.

Transaction terms were the following:

I – All assets and services related to water and sewage services of the Municipality of São Bernardo do Campo are being transferred to Sabesp.

II – The transaction value, estimated in the Economic-Financial Valuation Report, dated as of December 8, 2003, prepared by the specialists appointed in the Company’s Extraordinary Shareholders’ Meeting held on October 28, 2003, is R$ 415,470,932.00 (four hundred fifteen million, four hundred seventy thousand, nine hundred thirty-two reais).

III – For the purpose of the current transaction, the value of the water wholesale supply debt was estimated based on the debt principal amount, monetarily adjusted up to November 30, 2003, added to projected amounts to be received and billed up to December 31, 2003, totaling R$ 265,431,939.41 (two hundred sixty-five million, four hundred thirty-one thousand, nine hundred thirty-nine reais and forty-one cents).

IV – The difference between the amount estimated in the Economic-Financial Valuation Report and the total debt amount, of R$ 150,038,992.59 (one hundred fifty million, thirty-eight thousand, nine hundred ninety-two reais and fifty nine cents) will be paid in cash to the Municipality of São Bernardo do Campo as follows:

  33% (thirty-three per cent) of the total up to 12/30/2003;

  16% (sixteen per cent) of the total up to 01/30/2004;

  10% (ten per cent) of the total up to 02/28/2004;

  32.5% (thirty-two point five per cent) of the total divided in 5 (five) equal and successive installments, being 03/30/2004 the due date for the first installment; and

  8.5% (eight point five per cent) of the total divided into 4 (four) equal and successive installments, being 08/30/2004 the due date for the first installment.

Sabesp will start operating sewage and water services of the Municipality of São Bernardo do Campo on January 5, 2004.

São Paulo, December 19, 2003

Rui de Britto Álvares Affonso
Economic and Financial Officer and Investor Relations Officer

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized, in the city São Paulo, Brazil.

Date: December 19, 2003

Companhia de Saneamento Básico do Estado de São Paulo - SABESP

By:	/S/ Rui de Britto Álvares Affonso
Name: Rui de Britto Álvares Affonso Title: Economic and Financial Officer and Investor Relations Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.